August 9, 2005


     Mail Stop 4561
E. Stanley O`Neal
Chairman and Chief Executive Officer
Merrill Lynch and Co., Inc.
4 World Financial Center
New York, NY 10080

      Re:	Merrill Lynch and Co., Inc.
		Form 10-K for the period ended December 31, 2004
		File No. 1-7182

Dear Mr. O`Neal:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies

Trading Assets and Liabilities, page 56

1. You state that unrealized gains at the inception of OTC derivative contracts are not recognized unless the valuation model incorporates significant observable market inputs. Please provide us with the following information:

* Describe your accounting policy for recognition of unrealized losses at the inception of the contracts;




* Describe your accounting policy for recognition of previously unrecognized gains and losses subsequent to inception. Tell us whether these gains and losses are ever recognized and if so, describe the conditions for recognition; and

* Separately quantify unrecognized gains and losses at the inception of the contracts and recognized gains and losses subsequent to inception during each period presented.

Derivatives Entered Into in a Non-Dealing Capacity, page 60

2. You state that you report changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities in current earnings as either principal transactions revenues, other revenues or expenses, or interest revenues or expenses, depending on the nature of the transaction. Please provide us with following information:

* Describe the nature of transactions resulting in the reporting of changes in the fair values of derivatives used to economically hedge non-trading assets and liabilities in principal transaction revenues.
You state on page 58 that principal transactions revenues include realized and unrealized losses on trading assets and liabilities.

* Describe the nature of transactions resulting in the reporting of changes in fair values of derivatives used to economically hedge non-trading assets and liabilities in interest revenues or expenses. Please cite your specific accounting guidance for including the changes in fair value of economic derivatives in interest revenues or expenses.

3. We note that you use foreign exchange contracts to economically hedge foreign-denominated assets and liabilities that are translated at the spot rate. We also note that you record the fair value associated with the difference between the spot translation rate and contracted forward rate in interest expense because you consider this difference to relate to the time value of money. Please provide us with the following information:

* Cite your specific accounting guidance for separating out the change in value of the contract due to the difference between the spot and forward rate from the total change in value.

* Tell us whether the above policy results from a recent change in your income statement classification policies. If so, explain why you believe that separating out the change in value of the contract associated with time value is preferable.

4. Please quantify for us the impact of your derivatives activity on gross interest income, gross interest expense and principal transaction revenues for each period presented. Separately quantify the impact of economic derivatives from the impact of derivatives that qualify for hedge accounting under SFAS 133.

Note 11- Commitments, Contingencies and Guarantees, page 83

5. We note your disclosure that you accrue a liability related to outstanding litigation when resolution of cases is both estimable and probable. Please explain how your policy is consistent with SFAS 5, which states that an estimated loss should be accrued when information prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. We would expect that a liability could be incurred prior to probable resolution.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and




* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Johnson, Staff Accountant, at (202) 551-
3474
or me at (202) 551-3490 if you have questions.



      Sincerely,



      Don Walker
								Senior Assistant Chief
Accountant


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E. Stanley O'Neal
Merrill Lynch and Co., Inc.
August 9, 2005
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